VOX ROYALTY CORP.

DIVIDEND REINVESTMENT PLAN

March 18, 2024

TABLE OF CONTENTS

Important Notice

The Common Shares (as defined herein) to be issued to Participants (as defined herein) pursuant to the Plan (as defined herein) are not, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and accordingly, are not being publicly offered for sale in the United States or in any of the territories or possessions thereof. Subject to certain exceptions noted in the Plan (as defined herein), participation in the Plan will not be accepted from any person or person's agent who appears to be, or who the Company (as defined herein) or the Plan Agent (as defined herein) have reason to believe, is resident in the United States or any of the territories or possessions thereof.

As a holder of Common Shares, you should read this document carefully before making any investment decision regarding the Plan.

VOX ROYALTY CORP.
DIVIDEND REINVESTMENT PLAN

1. PURPOSE

The Plan (as defined below) of the Corporation (as defined below) provides a method for holders of Common Shares (as defined below) of the Corporation to purchase additional Common Shares by reinvesting cash dividends paid (less any applicable withholding tax) on Common Shares. Each such Common Share acquired pursuant to the Plan will be acquired without payment of brokerage commissions or service charges of any kind. Subject to discounts referred to below, Common Shares will be acquired at prevailing market prices (as described herein).

2. SUMMARY OF BENEFITS TO PARTICIPANTS

Shareholders may wish to consider the following benefits to Participants (as defined below) in the Plan:

A. There are no brokerage commissions or service charges for Common Shares purchased pursuant to the Plan and all administration costs (other than those identified herein) of the Plan will be paid by the Corporation. However, Participants who enrol in the Plan through a Nominee (as defined below) may be subject to fees charged by their Nominee.

B. Full reinvestment of cash dividends paid (less any applicable withholding tax) on all or some of the Common Shares of a Participant, including fractions of Common Shares computed to four decimal places, to be credited to a Participant's account.

C. All Common Shares purchased under the Plan will be held in the Participant's account by the Agent as agent on behalf of the Participant. The Agent will provide statements to each Participant following each Investment Period (as defined below).

D. Participation in the Plan may be terminated by the Participants at any time subject to the notice and settlement requirements of the Plan.

3. DEFINITIONS

"**Agent**" means TSX Trust Company, or such other agent as is appointed by the Corporation from time to time to act as agent under the Plan;

"**Average Market Price**" has the meaning set out in Section 8 below;

"**business day**" means a day on which the Toronto Stock Exchange (or any of its successors on which the Common Shares are then listed for trading) is open for business;

"**CDS**" means CDS Clearing and Depository Services Inc.;

"**Common Shares**" means the common shares in the capital of the Corporation as the same may be constituted from time to time;

"**Corporation**" means Vox Royalty Corp., and any successor corporation;

"**Dividend Payment Date**" means the date upon which a dividend is paid by the Corporation;

"**DRS Advice**" means Direct Registration System Advice, a record of the security transaction affecting a securityholder's account on the books of an issuer as part of the Direct Registration System;

"**Investment Period**" means the period, after a dividend is paid by the Corporation, in which the Agent purchases Common Shares under the Plan;

"**Market Acquisition**" has the meaning set out in Section 6 below;

"**Nominee**" refers to an intermediary such as a financial institution, broker, or other nominee who holds Common Shares registered in their own name on behalf of a beneficial owner of Common Shares who is eligible to participate in the Plan;

"**Participants**" means registered holders or beneficial owners of at least one Common Share who, on the applicable record date for a cash dividend, are residents of Canada or certain other eligible jurisdictions outside of the United States and who are otherwise eligible to participate in the Plan and elect to do so by, in the case of registered holders, completing and delivering the appropriate authorization forms to the Agent or, in the case of beneficial owners, having their Nominee register through CDS, as more particularly described in the Plan;

"**Plan**" means this Dividend Reinvestment Plan, as amended from time to time;

"**Shareholder**" means a registered holder of Common Shares or a beneficial owner of Common Shares, as the context requires; and

"**Treasury Acquisition**" has the meaning set out in Section 6 below.

4. PARTICIPATION

Except as described below, a registered holder of Common Shares who is not a resident of the United States is eligible to participate in the Plan at any time by enrolling some or all of their Common Shares and completing the required Dividend Reinvestment Enrollment – Participant Declaration Form (an "**Enrollment Form**") and sending it to the Agent at tsxtis@tmx.com or the address referred to under the heading "Notices". Shareholders outside of Canada may be allowed to participate in the Plan only if we determine that participation should be made available to those Shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of Common Shares in the jurisdiction of those Shareholders and we determine, in our sole discretion, that such laws do not subject the Plan or the Corporation to additional legal or regulatory requirements. In making such determination, we may request such documentation as we deem necessary, including an opinion of legal counsel or undertakings from any intermediary.

An Enrollment Form may be obtained at any time upon request to the Agent by visiting https://www.tsxtrust.com/t/investor-hub/forms, writing to tsxtis@tmx.com or by following the instructions provided on the Corporation's website at www.voxroyalty.com.

CDS will provide separate instructions to the Agent regarding the extent of its participation in the Plan on behalf of beneficial owners of Common Shares no later than 5:00pm on the applicable dividend record date.

Beneficial owners of Common Shares whose Common Shares are not registered in their own name and who wish to participate in the Plan may only participate in the Plan if they: (i) transfer their Common Shares

into their own name and then enrol in the Plan directly; or (ii) arrange for their Nominee to enrol in the Plan on their behalf by registering with CDS. Beneficial owners of Common Shares should contact their Nominee to provide instructions on how they would like to participate in the Plan. Once a Shareholder has enrolled in the Plan, participation continues automatically, unless terminated in accordance with the terms of the Plan.

Under the terms of the Plan, Participants direct the Agent to reinvest cash dividends (less any applicable withholding tax) on all of the Common Shares and fractions thereof which are enrolled in the Plan.

A registered holder of Common Shares shall become a Participant with regard to the reinvestment of dividends as of the first Dividend Payment Date following receipt by the Agent of a duly completed Enrollment Form provided that the Enrollment Form is received not less than 5:00 p.m. (Toronto time) five (5) business days before the record date for the dividend payable on such Dividend Payment Date. If an Enrollment Form is received by the Agent less than five (5) business days before the record date for a particular dividend, that dividend will be paid to the Shareholder in the usual manner and participation in the Plan will commence with the next dividend payable. Dividend record dates for the Common Shares will be announced by the Corporation in advance.

Participants should note that Common Shares acquired outside of the Plan will not be automatically enrolled in the Plan. Participants purchasing additional Common Shares outside of the Plan are advised to contact the Agent to ensure that all Common Shares owned by them are enrolled in the Plan.

The Corporation, the Agent and any Nominee reserve the right to deny participation in the Plan, and to not accept an Enrollment Form from, any person or agent of such person who appears to be, or who the Corporation, the Agent or such Nominee has reason to believe is, subject to the laws of any jurisdiction which does not permit participation in the Plan in the manner sought by or on behalf of such person. Shareholders should be aware that certain Nominees may not allow participation in the Plan and the Corporation is not responsible for monitoring or advising which Nominees allow participation.

All funds received by the Agent under the Plan will be applied to the purchase of Common Shares. *In no event will interest be paid to Participants on any funds held for investment under the Plan.*

By enrolling in the Plan, whether directly as a Participant or indirectly through CDS or through a Nominee, a Shareholder shall be deemed to have: (i) represented and warranted to the Corporation and the Agent that they are eligible to participate in the Plan; (ii) appointed the Agent to receive from the Corporation, and directed the Corporation to credit the Agent with, all cash dividends (less any applicable withholding tax) payable in respect of all Common Shares registered in the name of the Shareholder enrolled in the Plan or held under the Plan for its account or, in the case of Common Shares enrolled indirectly through CDS or through a Nominee, that are enrolled on its behalf in the Plan; and (iii) authorized and directed the Agent to reinvest such dividends (less any applicable withholding tax) in Common Shares, all in accordance with the provisions of the Plan as set forth herein and otherwise upon and subject to the terms and conditions described herein.

The right to participate in the Plan is not assignable by a Participant.

5. ADMINISTRATION

TSX Trust Company acts as the Agent for the Participants under the Plan pursuant to an agreement which may be terminated by the Corporation or the Agent at any time upon thirty (30) days' prior written notice to the other party. On each Dividend Payment Date, the Corporation shall pay to the Agent on behalf of the Participants all cash dividends payable in respect of such Participants' Common Shares. The Agent shall use such funds (less any applicable withholding tax) to purchase Common Shares for the Participants. Common Shares purchased under the Plan will be registered in the name of the Agent, as agent for Participants in the

Plan. Should TSX Trust Company cease to act as Agent under the Plan, another agent will be designated by the Corporation, in its discretion.

6. SOURCE OF COMMON SHARES

The Common Shares acquired by the Agent under the Plan will be, at the Corporation's election, determined from time to time, either newly issued Common Shares acquired from the Corporation (a "**Treasury Acquisition**") or Common Shares purchased on the Toronto Stock Exchange, the NASDAQ, or any other alternative open market in Canada or the United States, as applicable, (a "**Market Acquisition**") at the Corporation's option. The proceeds received by the Corporation from the issue of new Common Shares under the Plan will be used for general corporate purposes.

7. METHOD OF PURCHASE

Cash dividends payable on Common Shares in the Plan (less any applicable withholding tax) will be paid to the Agent and applied automatically by the Agent in each Investment Period to the purchase of Common Shares for the Participant by way of a Treasury Acquisition or Market Acquisition, as determined by the Corporation in its sole discretion.

A Participant's account will be credited with the number of Common Shares, including fractions of Common Shares computed to four (4) decimal places, which is equal to the dividends (less any applicable withholding tax) reinvested for such Participant divided by the applicable purchase price. Full reinvestment of dividends under the Plan is possible because fractions of Common Shares as well as whole Common Shares are credited to a Participant's account. The rounding of any fractional interest is determined by the Agent using such methods as it deems appropriate in the circumstances.

Common Shares purchased pursuant to the Plan will be registered in the name of the Agent or its nominee, as agent for Participants.

8. PRICE OF COMMON SHARES

Cash dividends on Common Shares otherwise payable to Participants will be paid to the Agent as agent for such Participants and will be applied to the purchase of Common Shares by the Agent either through a Treasury Acquisition or a Market Acquisition.

The Corporation does not control the price of Common Shares acquired under the Plan. The purchase price allocated for each Common Share acquired by the Agent under the Plan during each Investment Period (the "**Average Market Price**") will be:

(a) in the case of a Treasury Acquisition, subject to the discount referred to below, the average closing price of the Common Shares (denominated in the currency in which the Common Shares trade on the applicable stock exchange) traded on the Toronto Stock Exchange, the NASDAQ or any other alternative open market in Canada or the United States, as applicable, for the five (5) consecutive trading days on which at least a board lot of Common Shares traded ending on the day immediately prior to the applicable Dividend Payment Date; and

(b) in the case of a Market Acquisition, the average price paid (excluding brokerage commissions, fees and all transaction costs) per Common Share (denominated in the currency in which the Common Shares trade on the applicable stock exchange) purchased by the Agent on behalf of Participants on the Toronto Stock Exchange, the NASDAQ, or any other alternative open market in Canada or the United States, as applicable, for all Common

Shares purchased in respect of a Dividend Payment Date under the Plan. The Agent will acquire the applicable aggregate number of Common Shares by a Market Acquisition in a manner, provided herein, on the applicable Dividend Payment Date or such date or dates as soon as practicable within five (5) trading days immediately after the Dividend Payment Date unless otherwise directed by the Corporation.

In the case of a Treasury Acquisition, there may be a discount of up to 5% from the Average Market Price. The Corporation will determine from time to time and in its sole discretion the amount of any applicable discount. The Corporation will announce by way of press release and in dividend announcements any applicable discount from the Average Market Price.

9. COSTS

There is no brokerage commission payable by Participants with respect to Common Shares purchases under the Plan because the Corporation is responsible for any brokerage fees associated with purchases under the Plan. A Participant will be responsible for brokerage commissions on a sale of Common Shares effected by the Agent as described under "Termination of Participation". All administrative costs of the Plan are paid by the Corporation. However, Participants who enrol in the Plan through their Nominee may be subject to charges by their Nominee.

10. STATEMENTS OF ACCOUNT

The Agent will maintain an account for each Participant. A statement of account will be mailed by the Agent to each Participant on a quarterly basis or for each dividend paid approximately two to three weeks after the completion of each Investment Period.

Such statement of account will set out the amount of cash dividends paid on the Participant's Common Shares, the number of Common Shares purchased under the Plan, the purchase price per share and the updated total number of Common Shares being held by the Agent for the Participant in his or her account. These statements of account are a Participant's continuing record of the cost of purchases and Participants are solely responsible for retaining all such statements for tax and other purposes. In addition, each Participant will receive the appropriate income tax reporting information annually, as required by law.

11. WITHDRAWAL OF PLAN SHARES

Common Shares purchased under the Plan for a Participant will be held in the name of the Agent, or its nominee, for such Participant and reported on the Participant's statement of account. However, a registered Participant who does not wish to terminate participation in the Plan may obtain a certificate or DRS Advice for any number of whole Common Shares held in his or her account by duly completing the withdrawal portion of the voucher located on the reverse of the statement of account and delivering it to the Agent. A certificate or DRS Advice will not be issued for a fraction of a Common Share.

Plan accounts for a Participant will be maintained in the name in which certificates and DRS Advices, as applicable, were registered with the Corporation at the time such Participant enrolled in the Plan. Consequently, a certificate or DRS Advice for whole Common Shares withdrawn from the account maintained for a Participant by the Agent will be registered in the same manner when issued.

Common Shares being held by the Agent for a Participant pursuant to the Plan may not be pledged, sold or otherwise disposed of by a Participant. A registered Participant who wishes to do so must request that a certificate or DRS Advice for the required number of Common Shares be issued before such action may be taken. Beneficial Participants should contact their Nominee to determine the procedures for any such action.

A certificate or DRS Advice will generally be issued to a Participant within three (3) weeks of receipt by the Agent of a Participant's written request.

12. TERMINATION OF PARTICIPATION

Participation in the Plan may be terminated by a registered Participant by duly completing the termination portion of the voucher on the reverse side of the statement of account signed by the registered Participant and delivering it to the Agent no later than 5:00 p.m. (Toronto time) five (5) business days before the record date. Participants may visit https://www.tsxtrust.com/t/investor-hub/drips and follow the instructions under the "Frequently Asked Questions" section for more information. If a Particpant terminates participation in the Plan.

When a registered Participant terminates participation in the Plan, the Participant will receive from the Agent a certificate or DRS Advice for the whole number of Common Shares held in the Participant's account and a cash payment (by way of mailed cheque via first-class insured mail) for any fraction of a Common Share which will be converted by the Agent at the prevailing market price at the time of sale.

A registered Participant may also request the sale of all the Common Shares held in his or her account pursuant to the Plan by duly completing the termination portion of the voucher on the reverse side of the statement of account and delivering it to the Agent. In this event, the Agent will sell such shares through a broker-dealer designated by the Corporation from time to time. If the request is received less than five (5) business days before a record date for a dividend, or between a record date and a Dividend Payment Date, the request will be processed within three (3) weeks after the applicable Dividend Payment Date. No terminations will be processed between a record date and the completion of the applicable Investment Period. The registered Participant will be charged a commission by the broker-dealer, which commission will be deducted from the cash proceeds of the sale to be paid to the registered Participant. Commissions charged on such sales will be charged at the customary rates charged from time to time by the broker-dealer. The proceeds of such sale, less brokerage commissions and transfer and withholding taxes, if any, will be paid to the terminating Participant by the Agent. Common Shares in a Participant's account held pursuant to the Plan that are sold may be commingled with Common Shares of other terminating Participants, in which case, the proceeds to each terminating Participant will be based on the average sale price of all Common Shares so commingled and sold on the same day.

Participation in the Plan for a registered Participant will be terminated upon receipt by the Agent of evidence of the death of a Participant from such Participant's duly appointed legal representative. In such case, a certificate or DRS Advice for the whole number of Common Shares in the Participant's account will be issued in the name of the deceased Participant and/or the name of the estate of the deceased Participant, as appropriate, along with a cash payment for any fraction of a Common Share in the account which will be converted by the Agent at the prevailing market price at the time of sale. Requests for issuance of a certificate, DRS Advice and/or a cash payment for a fractional Common Share in the name of an estate must be accompanied by appropriate documentation.

Non-registered Participants should contact their Nominee to determine the procedures for terminating their participation in the Plan.

After termination of a Shareholder's participation in the Plan, all dividends on such Shareholder's Common Shares will no longer be paid to the Agent.

The Corporation reserves the right to terminate participation in the Plan if the number of Common Shares purchased for a Participant under the Plan is less than one (1) Common Share over a period of twelve (12) consecutive months. Upon termination by the Corporation pursuant to this provision, the Agent will sell any whole number of Common Shares in the Participant's account and pay the Participant the proceeds of

such sale, net of brokerage commissions, transfer taxes and withholding taxes, if any, together with a cash payment for any fraction of a Common Share in the account which will be converted by the Agent at the prevailing market price at the time of sale.

All cash payments in respect of fractional Common Shares under the Plan to be paid pursuant to the terms of this Plan will be calculated based on the price received by the Agent in respect of the sale of the Common Shares on the Toronto Stock Exchange, the NASDAQ or any other alternative open market in Canada or the United States, as applicable, on the date on which the termination is processed by the Agent.

13. RIGHTS OFFERINGS

If the Corporation makes available to its registered holders of Common Shares any rights to subscribe for additional Common Shares or other securities, rights certificates or similar instruments will, subject to compliance with applicable laws and regulations, be forwarded to Participants in the Plan, or to CDS or another Nominee, as applicable, in proportion to the number of whole Common Shares owned, including Common Shares being held for them by the Agent. Such rights will not be made available for any fraction of a Common Share held for a Participant.

14. STOCK DIVIDENDS AND SHARE SUBDIVISIONS

Any stock dividends on the Common Shares will be credited to a Participant's account based on whole and fractional Common Shares being held for a Participant by the Agent. Common Shares resulting from a share subdivision will also be credited to a Participant's account based on whole and fractional Common Shares being held for a Participant by the Agent. Certificates and DRS Advices for Common Shares resulting from such a stock dividend or share subdivision with respect to Common Shares held in certificate form by a Participant will be mailed directly to the Participant in the same manner as to Shareholders who are not participating in the Plan.

15. SHARE VOTING

Whole Common Shares held in a Participant's account by the Agent will be voted in the same manner as Common Shares held by a Shareholder in certificate form or pursuant to a DRS Advice, either by proxy or by the Participant in person. Shares for which instructions are not received will not be voted. A fractional Common Share does not carry the right to vote.

16. RESPONSIBILITIES OF THE CORPORATION AND THE AGENT

Neither the Corporation nor the Agent shall be liable for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims for liability:

(a) with respect to any failure by CDS or a Nominee to enrol or not enrol in the Plan any holder of Common Shares (or, as applicable, any Common Shares held on such holder's behalf) in accordance with the Shareholder's instructions or to not otherwise act upon a Shareholder's instructions;

(b) with respect to the continued enrollment in the Plan of any Shareholder (or, as applicable, any Common Shares held on such Shareholder's behalf) until receipt of all necessary documentation as provided herein required to terminate participation in the Plan;

(c) arising out of the failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;

(d) with respect to the prices and times at which Common Shares are purchased on the open

market for the account of or on behalf of a Participant;

(e) with respect to any decision to amend or terminate the Plan in accordance with the terms hereof;

(f) with respect to any determination made by the Corporation or the Agent regarding a Shareholder's eligibility to participate in the Plan or any component thereof, including the cancellation of a Shareholder's participation for failure to satisfy eligibility requirements; or

(g) with respect to any taxes or withholdings under applicable tax law (together with any applicable interest or penalties) or other liabilities payable by a Shareholder in connection with their Common Shares or their participation in the Plan.

By enrolling in the Plan, Participants should acknowledge that neither the Corporation nor the Agent can assure a profit or protect them against a loss on the Common Shares purchased under the Plan.

17. RISK OF MARKET PRICE FLUCTUATIONS

A Participant's investment in Common Shares acquired under the Plan is no different from an investment in Common Shares directly held. Accordingly, neither the Corporation nor the Agent can assure a profit or protect Participants against a loss on Common Shares acquired under the Plan and each Participant shall bear the risk of loss and realize the benefits of any gain from market price changes or otherwise with respect to Common Shares acquired under the Plan.

18. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Corporation reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the Participants. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange and the NASDAQ, as applicable. All Participants will be sent written notice or be informed by way of news release of the Corporation of any such amendment, suspension or termination. In the event of termination of the Plan by the Corporation, the Agent will send to the Participants (or to their Nominees, as applicable) certificates or DRS Advices for whole Common Shares held in Participants' accounts under the Plan and cheques in payment for any remaining fractions of Common Shares in Participants' accounts which will be based on the closing price of the Common Shares on the termination date. In the event of suspension of the Plan by the Corporation, no investment will be made by the Agent immediately following the effective date of such suspension. Any dividends on the Common Share subject to the Plan and paid after the effective date of such suspension will be remitted by the Agent to the Participants (without interest or deduction thereon except any applicable withholding tax).

19. RULES AND REGULATIONS

The Corporation, in conjunction with the Agent, may from time to time adopt rules and regulations to facilitate the administration of the Plan. The Corporation also reserves the right to regulate and interpret the Plan as it deems necessary or desirable to ensure the efficient and equitable operation of the Plan.

20. COMPLIANCE WITH LAWS

The operation and implementation of the Plan is subject to compliance with all applicable legal requirements, including obtaining all appropriate regulatory approvals and exemptions from registration and prospectus requirements, and the requirements of any stock exchange on which the Common Shares are listed. The Corporation may limit the Common Shares issuable under the Plan in connection with any

discretionary exemptive relief relating to the Plan granted by any securities regulatory authority.

21. GOVERNING LAW

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

22. CURRENCY

All monetary amounts identified in the Plan are in United States dollars, unless otherwise expressly stated.

23. TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**") generally applicable to a Participant that, at all relevant times, for purposes of the Tax Act, deals at arm's length with and is not affiliated with the Corporation, holds, and will hold, all Common Shares as capital property and has cash dividends paid on Common Shares reinvested in Common Shares under the Plan, all within the meaning of the Tax Act. The Common Shares will generally be considered to be capital property to a Participant unless the Participant holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Participant: (i) that is a "financial institution" for purposes of the "mark-to-market" rules in the Tax Act; (ii) that is a "specified financial institution"; (iii) an interest in which is or would constitute a "tax shelter investment"; (iv) that has entered or will enter into, with respect to the Common Shares, a "synthetic disposition arrangement" or a "derivative forward agreement"; (v) that receives dividends on the Common Shares under or as part of a "dividend rental arrangement"; (vi) that is a corporation resident in Canada and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares controlled by a non-resident person or group of non-resident persons not dealing at arm's length with each other for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act.; (vii) that makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; or (viii) that is exempt from tax under the Tax Act, all as defined in the Tax Act. Such Participants should consult their own tax advisor.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, specific proposals to amend the Tax Act that have been published in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**"), and an understanding of the current published administrative policies of the Canada Revenue Agency (the "**CRA**"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not otherwise take into account or anticipate any changes in law or administrative policies of the CRA which occur after the date hereof, whether by legislative, governmental or judicial decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign tax considerations, which may differ materially from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Participant under the Plan. This summary is not exhaustive of all Canadian federal income tax considerations applicable to Participants. Accordingly, Participants and prospective Participants should consult their own tax advisor, with respect to the tax consequences applicable to them having regard to their own particular circumstances.

Currency Conversion

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. As a result, the amount required to be included in the income of a Participant may be affected by virtue of fluctuations in the value of the U.S. dollar relative to the Canadian dollar.

Canadian Participants

This portion of the summary is generally applicable to a Participant that, at all relevant times, for purposes of the Tax Act, is resident in Canada, or is deemed to be resident in Canada (a "**Canadian Participant**"). Certain Canadian Participants whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares, and every "Canadian security" (as defined in the Tax Act) owned by such Canadian Participant in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Canadian Participants should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

All cash dividends paid on Common Shares that are reinvested on behalf of a Canadian Participant will generally be subject to the tax treatment normally applicable to taxable dividends (including "eligible dividends" as defined in the Tax Act) from a "taxable Canadian corporation", as defined in the Tax Act. In this regard, a Canadian Participant who participates in the Plan will be treated, for tax purposes, as having received, on each Dividend Payment Date, a taxable dividend equal to the amount of the dividend payable on such date, which dividend will be subject to the same tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation. The reinvestment of dividends under the terms of the Plan does not affect the taxability of dividends to a Canadian Participant nor the status of any dividend as an "eligible dividend" under the Tax Act.

For example, in the case of a Canadian Participant who is an individual (including certain trusts), dividends will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for "eligible dividends" properly designated as such by the Corporation. There may be limitations on the ability of the Corporation to designate dividends as "eligible dividends". Canadian Participants that are individuals should consult their own tax advisor having regard to their particular circumstances.

In the case of a Canadian Participant that is a corporation, such dividends will be included in the Canadian Participant's income and will normally be deductible in computing such Canadian Participant's taxable income. In certain circumstances, subsection 55(2) of the Tax Act can cause a taxable dividend received by a Canadian Participant that is a corporation to be treated as proceeds of disposition or a capital gain. Canadian Participants that are corporations are urged to consult their own tax advisor having regard to their particular circumstances. A Canadian Participant that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on such dividends to the extent that such dividends are

deductible in computing the Canadian Participant's taxable income for the year. Other taxes could apply depending on the circumstances of the Canadian Participant.

Based on the CRA's administrative policy, if cash dividends are reinvested in Common Shares for a Canadian Participant under the Plan in a Treasury Acquisition, and if the Corporation determines to issue such Common Shares at a discount of up to 5%, at the discretion of the Corporation, from the Average Market Price, such discount should not give rise to a taxable benefit under the Tax Act to such Canadian Participant.

The cost to a Canadian Participant of Common Shares acquired under the Plan will be the Canadian dollar equivalent of the price paid for such shares by the Canadian Participant. The adjusted cost base of such Common Shares to the Canadian Participant will generally be computed by averaging the cost of those shares with the adjusted cost base of any other Common Shares (including Common Shares previously acquired under the Plan) held by the Canadian Participant as capital property.A Canadian Participant should not realize any taxable income under the Tax Act when the Canadian Participant receives certificates or DRS Advices, as applicable, for whole Common Shares previously credited to the Canadian Participant's account under the Plan, either upon the Canadian Participant's request, upon termination of participation in the Plan or upon termination of the Plan.

A Canadian Participant who disposes of or is deemed to have disposed of Common Shares acquired pursuant to the Plan (including on the disposition of a fraction of a Common Share in consideration for cash upon termination of participation in the Plan or upon termination of the Plan)will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Shares disposed of by the Canadian Participant and any reasonable costs of disposition. Canadian Participants will generally be subject to the tax treatment normally applicable under the Tax Act in respect of such capital gains or capital losses.

Generally, one-half of any capital gain realized by a Canadian Participant on a disposition of a whole or fractional Common Share acquired pursuant to the Plan must be included in the Canadian Participant's income for the taxation year in which the disposition occurs as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized by a Canadian Participant on a disposition of a whole or fractional Common Share in a taxation year will be an allowable capital loss which must be deducted from any taxable capital gains realized by the Canadian Participant in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years to the extent and under the circumstances discussed in the Tax Act..

A Canadian Participant that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or at any time in the year a "substantive CCPC" (as defined in Tax Proposals contained in Bill C-59 that are proposed to be effective for taxation years ending on or after April 7, 2022) may be subject to an additional tax (refundable in certain circumstances) on "aggregate investment income", which is defined in the Tax Act to include an amount in respect of taxable capital gains. Canadian Participants that are corporations should consult their own tax advisors in this regard.

Capital gains realized and dividends received or deemed to be received by a Canadian Participant who is an individual (including certain trusts) may give rise to the individual paying alternative minimum tax under the Tax Act. Certain Tax Proposals released on August 4, 2023 would, if enacted, increase the minimum tax rate, raise the minimum tax exemption amount and broaden the minimum tax base. Canadian Participants who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Non-Canadian Participants

This portion of the summary applies to a Participant who, at all relevant times and for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold Common Shares in carrying on business in Canada (a "**Non-Canadian Participant**"). Special rules which are not discussed in this summary may apply to a Non-Canadian Participant that is an insurer which carries on an insurance business in Canada and elsewhere.

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Canadian Participant (including where such shares are held of record by the Agent for the account of the Non-Canadian Participant pursuant to the Plan) will be subject to a Canadian withholding tax at the rate of 25% of the gross amount of such dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Canadian Participant's country of residence. Dividends to be reinvested in Common Shares under the Plan for Non-Canadian Participants will be reduced by the amount of any applicable Canadian withholding tax.

Based on the CRA's administrative policy, if cash dividends are reinvested in Common Shares for a Non-Canadian Participant under the Plan in a Treasury Acquisition, and if the Corporation determines to issue such Common Shares at a discount of up to 5%, at the discretion of the Corporation, from the Average Market Price, such discount should not give rise to a taxable benefit under the Tax Act to such Non-Canadian Participant.

A Non-Canadian Participant will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares unless those Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Canadian Participant at the time of the disposition and the Non-Canadian Participant is not entitled to relief under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Participant is resident.

Provided that the Common Shares are then listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the Toronto Stock Exchange and the NASDAQ), the Common Shares generally will not constitute "taxable Canadian property" of a Non-Canadian Participant at the time of the disposition unless, at any time during the 60-month period immediately preceding the disposition both of the following conditions are met concurrently: (a)(i) the Non-Canadian Participant, (ii) persons with whom the Non-Canadian Participant did not deal at arm's length, (iii) partnerships in which the Non-Canadian Participant or a person described in (a)(ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) one or any combination of persons or partnerships described in (a)(i) to (a)(iii), owned 25% or more of the issued shares of any class of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource property" (as defined in the Tax Act); (iii) "timber resource property" (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, property described in (b)(i) to (b)(iii), whether or not the property exists. Non-Canadian Participants whose Common Shares are, or may be, taxable Canadian property should consult their own tax advisors. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.

In cases where a Non-Canadian Participant disposes (or is deemed to have disposed) of a Common Share that is taxable Canadian property to that Non-Canadian Participant, and that Non-Canadian Participant is not entitled to relief under an applicable tax treaty or convention, the consequences regarding the taxation of capital gains and losses, as described above under the heading "Canadian Participants", will generally be applicable to such disposition. Such Non-Canadian Participants should consult their own tax advisors.

24. WITHHOLDINGS

The Plan is subject to any withholding obligations that the Corporation may have with respect to taxes or other charges under applicable laws, and any amounts to be reinvested hereunder shall be net of any amounts required to be withheld.

25. NOTICES

All notices required to be given under the Plan shall be mailed to each registered Participant (including CDS and financial institutions and stock brokerages holding Common Shares as registered holder on behalf of non-registered Participants) at the address shown on the records of the Agent or at a more recent address as furnished by the registered Participant.

Notices to the Agent shall be addressed as follows:

TSX Trust Company
100 Adelaide St W, Suite 301
Toronto, Ontario M5H 4H1
Attention: Dividend Reinvestment Department
tsxtis@tmx.com

+1 416 342 1091 or +1 866 600 5869

Or by visiting https://www.tsxtrust.com/t/investor-hub/contact

Notices to the Corporation shall be addressed as follows:

Vox Royalty Corp.
66 Wellington Street W, Suite 5300
TD Bank Tower, Box 48
Toronto, Ontario M5K 1E6

Attention: General Counsel
ir@voxroyalty.com

26. PLAN ADOPTION

The Plan was adopted by the Corporation on March 18, 2024.